

June 15, 2011

Via E-mail
Mr. Kevin S. Royal
Senior Vice President and Chief Financial Officer
Maxwell Technologies, Inc.
5271 Viewridge Court, Suite 100
San Diego, California 92123

   RE: **Maxwell Technologies, Inc.**
     Form 10-K for the fiscal year ended December 31, 2010
     Filed March 10, 2011
     File No. 1-15477

Dear Mr. Royal:

   We have reviewed your response letter dated June 3, 2011 and filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Consolidated Financial Statements, page 48

1. We note in your response to prior comment 1, product group vice presidents are responsible for forecasting revenues for their products and expenses for their departments and reviewing department spending budgets with the Director of Financial Planning and Analysis. Please tell us the nature of these expenses.

2.   Please tell us if the Director of Financial Planning is part of the "finance group" along with the Director of Cost Accounting. Please explain to us to whom these individuals report. Please tell us if this finance group is the "CODM's staff".

3.   Explain to us the source of information or reports used to prepare Appendix B. It remains unclear to us whether there is discrete financial information, including revenues, gross margins and expenses for each product group that is available to the CODM when Appendix B is reviewed by the CEO, CFO, COO, Sr. and company VP's. Recognizing that *individual* product group monthly actual vs. budget and forecast reports are not provided to the CODM, it appears that such information never the less is available if further analysis is desired. Please address our concerns.

4.   Further, in this regard, we note that you discuss the reason for changes in your gross profit by product group versus plan in the information included in Appendix A. We also note that you have available information by product line for inventory and the related reserves in Appendix A. Explain to us further how the company evaluated ASC 280-10-50-1 with respect to each of the product groups.

Note 9. Income Taxes, page 72

5.   Further to your response to prior comment 4, we note that you plan to modify the disclosure in future filings to include the amount of unremitted earnings of the Swiss subsidiary *as a proxy* (emphasis added) for the required disclosure under ASC 740-30-50-2(b). Please explain why you added the term 'as a proxy' and why you cannot provide the disclosure required by ASC 740-30-50-2(b) which requires disclosure of the cumulative amount of each type of temporary difference which in this case appears to be the cumulative unremitted earnings of foreign subsidiaries and foreign corporate joint ventures that are essentially permanent in duration.

        You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have any questions. You may also contact me at (202) 551-3671.

                                Sincerely,

                                /s/ Kate Tillan for

                                Martin James
                                Senior Assistant Chief Accountant